FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Gazprom Enters Sakhalin II Project

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 19, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Executive Vice President
Chief Financial Officer

April 19, 2007

Mitsui & Co., Ltd.

For immediate release

To whom it may concern

Gazprom Enters Sakhalin II Project

The shareholders of Sakhalin Energy Investment Company Ltd. (Sakhalin Energy), operator of the Sakhalin II project, today signed a Sale and Purchase Agreement with OAO Gazprom (Gazprom) to trigger the transfer of shares in Sakhalin Energy Investment Company Ltd. (SEIC), the operator of the Sakhalin II project.

This transaction implements a protocol signed on December 21, 2006 in Moscow. Under its terms Gazprom acquires a 50% plus one share stake in Sakhalin Energy for $7.45 billion in cash. The other three shareholders, Royal Dutch Shell plc (Shell), Mitsui & Co. Ltd (Mitsui) and Mitsubishi Corporation (Mitsubishi), each dilute their stakes by 50%, to receive a proportionate share of the purchase price.

Gazprom will now hold 50% plus one share, Shell 27.5%, Mitsui 12.5%, and Mitsubishi 10%.

With the conclusion of the deal, Sakhalin II is moving to firmly establish its position on the global energy map as a reliable new energy source. In addition, through the Area of Mutual Interest (AMI) arrangement with Gazprom, the prospects for expansion of Sakhalin II through further LNG processing trains are enhanced.

In addition, the Ministry of Natural Resources of the Russian Federation had announced its approval of the revised Environmental Action Plan (EAP) on 16 April. Sakhalin Energy prepared that plan with input from all shareholders. It also provides targets and action points for conservation of biodiversity of Sakhalin Island, including fish stocks and rare flora and fauna species.

Gazprom Deputy Chairman Alexander Medvedev said, “Gazprom’s entry into Sakhalin II is a powerful impetus for implementation of this large scale development in the area of energy export to Asia Pacific and North America. In turn, it will facilitate the company’s strategy of phased entry into the global LNG market.”

Shell’s Executive Director, Exploration and Production, Malcolm Brinded said: “Gazprom’s entry into the Sakhalin Project is warmly welcomed. Combined with the government acceptance of the Environmental Action Plan, this is another important step for Sakhalin II. The AMI should create additional growth opportunities for the partners in the future.”

Mitsui’s Executive Director and Executive Vice President, Hiroshi Tada said: “Mitsui is pleased to welcome Gazprom to the Sakhalin II team. With the entry of Gazprom as Sakhalin Energy major shareholder, we are confident that in cooperation with the Russian Government, can bring this first Russian frontier LNG project to completion, as scheduled, for delivery of LNG to out customers in Japan, Korea and the United States. The milestone achieved today will no doubt contribute to further strengthening of the relationship between Russia and Japan, and will pave the way towards future development in Sakhalin region.”

Mitsubishi’s Senior Executive Vice President, Hisanori Yoshimura said: “Mitsubishi welcomes Gazprom into the Sakhalin II Project as a majority shareholder. I trust that this new combination of shareholders is the best team to accomplish timely start-up of LNG delivery to important customers in Japan, Korea, and North American West Coast. This is an important step towards Sakhalin Energy becoming the key LNG supplier for Asia Pacific market.”

Ends

Notes for editors:

Sakhalin is a new world-class oil and gas province, with estimated resources of some 45 billion barrels of oil equivalent (boe). Sakhalin II is the largest integrated oil and gas export project in the world, with total resources of some 4 billion boe.

Sakhalin II today has production capacity of 80,000 boe per day during the production season. The subsequent phase of the development will take the total project capacity to 395,000 boe per day, including 9.6 million tonnes per year of LNG production.

The second phase of the project is over 80% complete. More than 17,000 workers are currently employed in the construction of the project, of which around 70% are Russian nationals. The planned LNG production has been sold under contract to customers across the Asia-Pacific region.

Sakhalin II includes the following elements:

•	Offshore production facilities including the Molikpaq platform (Piltun Astokh-A), the new Piltun Astokh-B and Lunskoye-A platforms and some 300 km of offshore pipelines;

•	An onshore processing facility to take the gas and crude oil from both fields;

•	Onshore oil and gas pipelines to the south of the island;

•	An oil export facility capable of year-round operation;

•	The first LNG plant and associated export facilities built in Russia;

•	Island infrastructure upgrades, such as roads, bridges, rail, port, airport, and medical facility upgrades.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7562

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.